Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-191604

Supplementing the Preliminary

Prospectus Supplement dated March 4, 2014

(To Prospectus dated October 7, 2013)

Contact:

Investors:	Media:
Traci McCarty	Debra Charlesworth
BioMarin Pharmaceutical Inc.	BioMarin Pharmaceutical Inc.
(415) 455-7558	(415) 455-7451

For Immediate Release:

BioMarin Announces Public Offering of Common Stock

SAN RAFAEL, Calif., March 4, 2014 – BioMarin Pharmaceutical Inc. (Nasdaq: BMRN) announced today an offering, subject to market and other conditions, of 1,500,000 shares of its common stock in an underwritten public offering. BioMarin intends to use the net proceeds from the offering primarily for the purchase of its corporate headquarters for $116.5 million, which the company expects to close in the first quarter of 2014, and for general corporate purposes. The number of shares being offered constitutes slightly more than 1% of the number of shares of common stock outstanding as of December 31, 2013.

BofA Merrill Lynch will act as sole underwriter for the offering, and proposes to offer the shares at prevailing market prices or otherwise from time to time through the Nasdaq Global Select Market, the over-the-counter market, negotiated transactions or otherwise.

The offering of the shares described above has been registered under the Securities Act of 1933, as amended. For additional information relating to the offering, BioMarin refers you to its Registration Statement on Form S-3, which BioMarin filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2013 and which became immediately effective on the same date. A preliminary prospectus supplement and accompanying prospectus relating to the offering have been filed with the SEC and are available on the SEC’s website at http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or email dg.prospectus_requests@baml.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the shares or any other securities, and will not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The offering and sale of the shares will be made pursuant to the effective shelf registration statement and only by means of the prospectus supplement and the accompanying prospectus.

About BioMarin

BioMarin develops and commercializes innovative biopharmaceuticals for serious diseases and medical conditions. The company’s product portfolio comprises five approved products and multiple clinical and pre-clinical product candidates. Approved products include VIMIZIM™ (elosulfase alfa) for MPS IVA; Naglazyme® (galsulfase) for MPS VI; Aldurazyme® (laronidase) for MPS I, a product which BioMarin developed through a 50/50 joint venture with Genzyme, a Sanofi Company; Kuvan® (sapropterin dihydrochloride) Tablets, for phenylketonuria (PKU), developed in partnership with Merck Serono, a division of Merck KGaA of Darmstadt, Germany and Firdapse™ (amifampridine), which has been approved by the European Commission for the treatment of Lambert Eaton Myasthenic Syndrome (LEMS). Product candidates include PEG PAL (PEGylated recombinant phenylalanine ammonia lyase), which is currently in Phase 3 clinical development for the treatment of PKU; BMN 673, a poly ADP-ribose polymerase (PARP) inhibitor, which is currently in Phase 3 clinical development for the treatment of germline BRCA breast cancer; BMN 701, a novel fusion protein of insulin-like growth factor 2 and acid alpha glucosidase (IGF2-GAA), which is currently in Phase 1/2 clinical development for the treatment of Pompe disease; BMN 111, a modified C-natriuretic peptide, which is currently in Phase 1 clinical development for the treatment of achondroplasia; BMN 190, a recombinant human tripeptidyl peptidase-1 (rhTPP1), which is currently in Phase 1 clinical development for the treatment of late-infantile neuronal ceroid lipofuscinosis (CLN2), a form of Batten Disease; BMN 270, an AAV-factor VIII vector, for the treatment of hemophilia A and BMN 250, a novel fusion of alpha-N-acetyglucosaminidase (NAGLU) with a peptide derived from insulin-like growth factor 2 (IGF2), for the treatment of MPS IIIB.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, the business prospects of BioMarin Pharmaceutical Inc., including, without limitation, statements related to the anticipated public offering of shares and statements regarding BioMarin’s intentions regarding the use of proceeds from the offering. These forward-looking statements are based on the current expectations of the management of BioMarin as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause actual results of BioMarin to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, market risks. These and other risks are discussed in BioMarin’s filings with the SEC, including, without limitation, BioMarin’s 2013 Annual Report on Form 10-K and BioMarin’s periodic reports on Form 10-Q and Form 8-K as well as the risks identified in the registration statement and the preliminary prospectus relating to the offering. Given these uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date hereof. BioMarin is under no obligation, and expressly disclaims any obligation to update or alter any forward-looking statement, whether as a result of new information, future events or otherwise.

BioMarin®, Naglazyme® and Kuvan® are registered trademarks of BioMarin Pharmaceutical Inc., or its affiliates. Aldurazyme® is a registered trademark of BioMarin/Genzyme LLC. Firdapse™ and VIMIZIM™ are trademarks of BioMarin Pharmaceutical Inc., or its affiliates.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from BioMarin Pharmaceutical Inc., 770 Lindaro Street, San Rafael, California 94901, Attention: Investor Relations, Telephone Number: (415) 506-6700 or from BofA Merrill Lynch at Telephone Number: 866-500-5408.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.